FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                          Chief Financial Officer
                          Teva Pharmaceutical Industries Ltd.
                          (011) 972-2-589-2840
                    George Barrett
                          President and CEO
                          Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                    Liraz Kalif / Kevin Mannix
                          Teva Investor Relations
                          (011) 972-3-926-7281 / (215) 591-8912

TEVA FILES PATENT INFRINGEMENT COMPLAINTS REGARDING SERTRALINE HYDROCHLORIDE

Jerusalem, Israel, January 24, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has filed infringement complaints against a number of finished dose companies which manufacture sertraline hydrochloride, AB rated to Zoloft®, and their active pharmaceutical ingredient suppliers. Teva filed the complaints in the United States District Courts of New Jersey, Delaware, Southern District New York, and Maryland for infringement of its U.S. Patents Nos. 6,600,073 (expiring June 2020), 6,500,987 (expiring November 2019), 6,495,721 (expiring May 2020) and 6,897,340 (expiring April 2023), covering processes of making sertraline hydrochloride.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

 Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                         Name: Dan Suesskind
                         Title: Chief Financial Officer

Date: January 24, 2007